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                     ATTACHMENT FOR CURRENT FILING OF N-SAR
                                  SUB-ITEM 77M

Immediately after the close of business on April 27, 2007, the Large Cap Trust acquired the assets (subject to all of the liabilities) of the Strategic Opportunities Trust in exchange for shares of the Large Cap Trust. The transaction was approved by the Board of Trustees of each portfolio on December 12-13, 2006 and by shareholders of the Strategic Opportunities Trust on April 12, 2007. The terms of the transaction are set forth in the Plan of Reorganization dated April 27, 2007, attached as SUB-ITEM 77Q1(g).


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